UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

               Under the Securities Act of 1934 (Amendment No. )*

                                Today's Man, Inc.
                            -----------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                            -----------------------
                         (Title of Class of Securities)

                                   888910 20 5
                            -----------------------
                                 (CUSIP Number)

                                Bernard J. Korman
                        c/o Graduate Health Systems, Inc.
                            22nd and Chestnut Streets
                             Philadelphia, PA 19103
                                 (215) 977-1705
                            -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Francis E. Dehel, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 569-5500
                            Facsimile: (215) 569-5555

                                December 31, 1997
                            -----------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 888910 20 5                  13D                     Today's Man, Inc.
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      |      (Entities Only)
      |
      |      Bernard J. Korman
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions) BK (See Item 3.)
      |
      |
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      United States
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   1,568,000
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   1,568,000
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     1,568,000
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     5.74%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |     IN
    |
--------------------------------------------------------------------------------

1. Security and Issuer.

         This Statement relates to the common stock, no par value ("Common Stock") of Today's Man, Inc., a Pennsylvania corporation ("Today's Man" or the "Issuer"). The address of the Issuer's principal executive offices is 835 Lancer Drive, Moorestown, NJ 08057.

2. Identity and Background.

         (a) Name. This Statement is being filed by Bernard J. Korman. The filing of this Statement shall not be construed as an admission that Mr. Korman is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such person.

         (b) Business Address. The business address for Mr. Korman, is Graduate Health Systems, Inc., 22nd and Chestnut Streets, Philadelphia, PA 19103.

         (c) Present Principal Occupation or Employment. Mr. Korman is Chairman of the Board of Graduate Health System, Inc., a not-for-profit healthcare system located at 22nd and Chestnut Streets, Philadelphia, PA 19103. Mr. Korman is also a Director of Today's Man, Inc., 835 Lancer Drive, Moorestown, NJ 08057.

         (d) Criminal Convictions. During the last five years, Mr. Korman has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, Mr. Korman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Mr. Korman is a citizen of the United States of America. Today's Man is incorporated under the laws of the Commonwealth of Pennsylvania.

3. Source and Amounts of Funds and Other Consideration.

         The Issuer and certain of its wholly-owned subsidiaries filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code on February 2, 1996. The Issuer's Second Amended Joint Plan of Reorganization as modified on December 12, 1997 ("Plan of Reorganization") was confirmed by the Bankruptcy Court on December 12, 1997 and became effective on December 31, 1997 (the "Effective Date").

         Under the Plan of Reorganization, holders of the Company's Common Stock received for each share of Old Common Stock: (i) one share of New Common Stock and (ii) 0.5 of a Warrant (Old Common Stock and New Common Stock are sometimes referred to herein as "Common Stock"). Each whole Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $2.70 per share at any time on or before December 31,1999. Accordingly, Mr. Korman continued to hold 2,000 shares of Common Stock and received a total of 1,000 Warrants pursuant to the Plan of Reorganization.

         Pursuant an equity investment commitment made pursuant to the Plan of Reorganization on December 31, 1997, Mr. David Feld, Chairman, President and Chief Executive Officer of Today's Man, purchased a total of 4,013,288 shares of Common Stock from the Issuer at a purchase price of $2.00 per share. Pursuant to the Plan of Reorganization and the equity investment commitment with Mr. David Feld ("Equity Investment Commitment"), Mr. Feld sold 1,525,00 shares together with 500,000 Warrants to Mr. Korman. Mr. Korman financed the acquisition of such Shares and Warrants through bank loans.

         On the Effective Date, Mr. Korman was granted 100,000 stock options pursuant to the Issuer's Management Stock Option Plan. Of the 100,000 options granted, 40% or 40,000 are currently exercisable.

         Subsequent to Mr. Korman's purchase from Mr. Feld noted above, Mr. Korman disposed of 500,000 Warrants acquired from Mr. Feld pursuant to bona fide gifts.

4. Purpose of Transaction.

         Item 3. "Source and Amount of Funds or Other Consideration" is incorporated herein by reference. The purpose of the acquisition was to participate in the financing of the Issuer's Plan of Reorganization and for investment purposes.

         Mr. Korman currently intends to hold such securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional shares of Common Stock or Warrants (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of such securities which Mr. Korman now owns or hereafter acquires.

         Except as discussed in this Item 4, Mr. Korman has no present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5. Interest in Securities of the Issuer.

         Items 7, 8, 9, 10,11, 12, and 13 from Page 2 hereof are incorporated herein by reference. See "Item 3. Source and Amount of Funds or Other Considerations."

         (a) As of the date hereof, Mr. Korman may be deemed to be the beneficial owner of 1,568,000 shares of Issuer's Common Stock, which represents 5.74% of Issuer's outstanding Common Stock.

         (b) Mr. Korman has sole voting power for 1,568,000 shares and sole dispositive power for 1,568,000 shares with respect to the Common Stock beneficially owned by him.

         (c) Except as described in Item 3, Mr. Korman has not effected any transaction in shares of Common Stock of the Issuer during the 60 days preceding the date of this Statement.

         (d) No person other than Mr. Korman is known to Mr. Korman to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Equity Investment Commitment, the Issuer has agreed to use its reasonable efforts to register for sale under the Securities Act all of the shares of Common Stock (including shares issuable upon exercise of any Warrants) and Warrants held by Mr. Korman and to keep such registration statement effective until the earlier of (i) the date on which all of such shares (including shares issuable upon exercise of the Warrants) or Warrants have been distributed to the public pursuant to the registration statement and
(ii) two (2) years after the Effective Date of the Plan of Reorganization.

         Pursuant to the Equity Investment Commitment, Mr. Korman agreed that, without the prior written consent of the Issuer, during the two year period beginning on the Effective Date, he will not directly or indirectly sell, assign, transfer or dispose of shares of Common Stock or Warrants beneficially owned by him in excess of the volume limitations of Rule 144(e)(1) promulgated under the Securities Act.

7. Material to be Filed as Exhibits:


         7(a) Equity Investment Commitment dated October 10, 1997 between Mr.
              David Feld and Bernard J. Korman.

Signatures:

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            /s/ Bernard J. Korman
                                            -----------------------------
Date: February 18, 1998                     BERNARD J. KORMAN